

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

<u>Via Email</u>
Deborah M. Evans
Senior Vice President and Chief Financial Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, Virginia 22482

   Re: Bay Banks of Virginia, Inc.
      Form 10-K for the Year Ended December 31, 2012
      Filed March 28, 2013
      File No. 000-22955

Dear Ms. Evans:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Kathryn McHale

        Kathryn McHale
        Senior Staff Attorney